UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Connect Finance S.A. Senior Notes Issuance

On August 16, 2018, Intelsat Connect Finance S.A. (“Intelsat Connect”), an indirect wholly-owned subsidiary of Intelsat S.A. (“Intelsat”), issued $1,250,000,000 aggregate principal amount of 9.50% Senior Notes due 2023 (the “Notes”) pursuant to an indenture dated August 16, 2018, between Intelsat Connect, as issuer, the guarantors party thereto, and U.S. Bank National Association, as trustee (the “Indenture”).

Use of Proceeds. Intelsat Connect used approximately $185 million of the proceeds of the Notes to effect open market repurchases of Intelsat Connect’s 12.50% Senior Notes due 2022 (the “2022 Senior Notes”) and deposited additional proceeds sufficient to fund the redemption and discharge of the remainder of the 2022 Senior Notes with the trustee for the 2022 Senior Notes. The remaining net proceeds of the Notes issuance were used, together with cash on hand, to repurchase approximately $449 million aggregate principal amount of the 7.25% Senior Notes due 2020 of, and approximately $30 million of other unsecured notes of, Intelsat Jackson Holdings S.A., and to pay related fees and expenses.

Guarantees. The Notes are guaranteed by Intelsat Envision Holdings LLC and Intelsat (Luxembourg) S.A. (the “Guarantors”), which are indirect wholly-owned subsidiaries of Intelsat and direct or indirect parent companies of Intelsat Connect.

Issue Price. The Notes were issued to the market at an issue price of 98.25%.

Security. The Notes are unsecured.

Covenants. The Indenture contains covenants that include, among other things, limitations on Intelsat Connect’s and certain of its subsidiaries’ ability to: incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or distributions on Intelsat Connect’s ordinary shares or repurchase Intelsat Connect’s ordinary shares; make certain investments; enter into transactions with affiliates; merge, consolidate, or amalgamate with another company; transfer and sell assets; and create liens on their assets to secure debt.

Events of Default. The Indenture also contains events of default with respect to: a default in any payment of interest on any Note when due that continues for 30 days; a default in the payment of principal or premium, if any, of any Note when due, whether at its stated maturity, upon optional redemption, upon required repurchase or otherwise; the failure by Intelsat Connect or any of its restricted subsidiaries to comply for 60 days after receipt of written notice with the other agreements contained in the Notes or the Indenture; the failure by the Guarantors, Intelsat Connect or any of its significant subsidiaries to pay any indebtedness (other than indebtedness owing to a parent company or restricted subsidiary of Intelsat Connect) within any applicable grace period as set forth in the Indenture; certain events of bankruptcy, insolvency or reorganization of Intelsat Connect or a significant subsidiary of Intelsat Connect; and the failure by the Guarantors, Intelsat Connect or any significant subsidiary of Intelsat Connect to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days.

Optional Redemption. Intelsat Connect may redeem all or a portion of the Notes at any time prior to August 15, 2020 at a price equal to 100% of the principal amount of the Notes redeemed, plus a “make-whole” premium, together with accrued and unpaid interest, if any, to the redemption date. On or after August 15, 2020, Intelsat Connect may redeem all or a portion of the Notes pursuant to a call schedule as described in the Indenture. In addition, Intelsat Connect may redeem all or a portion of the Notes at its option upon the occurrence of certain tax-related events, at a redemption price equal to 100% of the principal amount of the Notes redeemed, together with accrued and unpaid interest, if any, to the redemption date.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached hereto as Exhibit 99.1.

Exchange of Intelsat (Luxembourg) S.A. Senior Notes by Intelsat Connect

On August 16, 2018, 100% of the $1,579 million aggregate principal amount of 7.75% Senior Notes due 2021 of Intelsat (Luxembourg) S.A. that were previously held by Intelsat Connect and Intelsat Envision Holdings LLC were exchanged for new notes issued by Intelsat (Luxembourg) S.A. which mature in August 2026 and have an interest rate of 13.50%.

Exhibits.

Exhibit No.	Document Description

99.1	Indenture, dated as of August 16, 2018, among Intelsat Connect Finance S.A., as Issuer, the Guarantors party thereto, and U.S. Bank National Association, as Trustee (including the form of the 2023 Notes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: August 16, 2018	By:	/s/ Jacques D. Kerrest
	Name:	Jacques D. Kerrest
	Title:	Executive Vice President and Chief Financial Officer